
November 20, 2023

Sandra Stoneman
Chief Legal Officer and General Counsel
Immunome Inc.
665 Stockton Drive, Suite 300
Exton, PA 19341

      Re: Immunome Inc.
          Registration Statement on Form S-3
          Filed November 16, 2023
          File No. 333-275598

Dear Sandra Stoneman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tamika Sheppard at 202-551-8346 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Dylan Kornbluth